AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com

VIA EDGAR	July 31, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States of America

Re :	Comment Letter – AngloGold Ashanti Limited Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (“2011 Form 20-F”) - File No. 001-14846

Dear Ms. Jenkins,

We acknowledge receipt of your comment letter dated July 26, 2012 relating to AngloGold Ashanti Limited’s 2011 Form 20-F.

As discussed with Suying Li of the Staff, we submit this letter as confirmation that we intend to respond to your comment letter on or before August 17, 2012.

Please do not hesitate to contact me directly on +27 11 637 6717 or by email at svenkat@anglogoldashanti.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

/s/ Srinivasan Venkatakrishnan

Srinivasan Venkatakrishnan
Chief Financial Officer

cc:	Mr. George Stephanakis
Cravath, Swaine & Moore LLP

Mr. Pramit Nathoo
Ernst & Young Incorporated

Directors:
T T Mboweni (Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American) \ R Gasant \ NP January-Bardill MJ Kirkwood (British) \ WA Nairn \ Prof LW Nkuhlu \ F Ohene-Kena (Ghanaian) \ SM Pityana \ RJ Ruston (Australian) \ S Venkatakrishnan (British)

Company Secretary:  L Eatwell